UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                          Irwin Financial Corporation
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                               (Name of Issuer)

                          Common Stock ($5 Par Value)
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                        (Title of Class of Securities)

                                  464119 10 6
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                                (CUSIP Number)

          William D. Chambers, 301 Washington St., Columbus, IN 47201
                                (812) 376-3331
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 24, 2004
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

CUSIP No. 464119 10 6


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William I. Miller, individually, as Executor of the Estate of J. Irwin Miller, deceased, and as Trustee of the Irwin Financial Corporation Trust ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                         (b)  X
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3       SEC USE ONLY
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4
        SOURCE OF FUNDS

             Not Applicable.
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)  [ ]
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6
        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
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                    7      SOLE VOTING POWER

                           11,054,959

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NUMBER OF SHARES    8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH       ----------------------------------------------------------
REPORTING PERSON
WITH                9      SOLE DISPOSITIVE POWER

                            11,054,959
                    ----------------------------------------------------------


                    10     SHARED DISPOSITIVE POWER

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11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     11,054,959

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12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES  (  )
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13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     38.0  %
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14                  TYPE OF REPORTING PERSON

                    IN

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
                 Amendment No. 2 to Statement on Schedule 13D

         The Statement on Schedule 13D originally filed on May 7, 1990, as amended by Amendment No. 1 to Schedule 13D filed on October 1, 1990 (the "Statement"), by William I. Miller ("WIM") relating to the common stock, par value $5.00 per share ("Common Stock"), of Irwin Financial Corporation, an Indiana corporation ("IFC"), is hereby further amended and supplemented with respect to the items sets forth below. Capitalized terms used without definition have the meanings ascribed thereto in the Statement.

Item 2. Identity and Background

         Item 2 of the Statement is hereby amended and restated in its entirety as follows:

         (a) This Statement is being filed jointly on behalf of WIM, individually, in his capacity as Executor of the Estate of J. Irwin Miller, deceased (the "Estate"), on behalf of the Estate, and in his capacity as Trustee of the Irwin Financial Corporation Trust ("IFC Trust") on behalf of the IFC Trust. A copy of the Joint Filing Agreement is attached hereto as
Exhibit 5.

         (b) The business address of WIM is 301 Washington Street, Columbus, Indiana 47201. The business address of the Estate and the IFC Trust is 301 Washington Street, Columbus, Indiana 47201.

         (c) WIM is the Chairman of Irwin Management Company, Inc., a private management company located at 301 Washington Street, Columbus, Indiana 47201 and is the Chairman of IFC at the address stated in Item 1.

         (d) During the last five years, WIM has not been convicted in a criminal proceeding.

         (e) During the last five years, WIM, neither individually, as Executor of the Estate or as Trustee of the IFC Trust, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.

         (f) WIM is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         Item 3 of the Statement is hereby supplemented by the following:

         No consideration was paid in connection with the transfers of shares of Common Stock described in Item 4 to WIM as Executor of the Estate or as Trustee of the IFC Trust; and no consideration was paid in connection with the grant to WIM of the employee stock options described in Item 4.

Item 4. Purpose of Transaction

         Item 4 of the Statement is hereby supplemented by the following:

         On August 24, 2004, WIM was qualified as Executor of the Estate of his deceased father. Of the 5,176,038 shares of Common Stock now held by WIM as Executor of the Estate, 5,160,544 shares were previously included in the shares reported in the Schedule as beneficially owned by WIM, after adjustment to reflect stock splits in the Common Stock, because WIM held an irrevocable proxy to vote such shares and an option to acquire such shares, subject to certain conditions. The proxy and option agreement have been filed as Exhibits 3 and 1, respectively, to the Statement.

         On September 7, 2004, WIM was named as substitute sole Trustee of the IFC Trust in the place of his deceased father. The Estate is the sole beneficiary of the IFC Trust. The shares of Common Stock now held by WIM as Trustee of the IFC Trust were previously included in the shares reported in the Schedule as beneficially owned by WIM, after adjustment to reflect stock splits in the Common Stock, because WIM held an irrevocable proxy to vote such shares and an option to acquire such shares, subject to certain conditions. The proxy and option agreement have been filed as Exhibits 4 and 2, respectively, to the Statement.

         From time to time, employee stock options granted to WIM pursuant to various successive stock option plans of IFC become exercisable, in whole or in part, within 60 days as a result of their prospective vesting. Pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, the shares of Common Stock underlying such options, or portions thereof, exercisable within 60 days are deemed beneficially owned by WIM.

         On January 31, 2005, WIM exercised an employee stock option to purchase 54,800 shares of Common Stock from IFC for $7.8437 per share. In connection with such option exercise, WIM delivered an aggregate of 29,050 shares of Common Stock to IFC to pay the exercise price under the option for the shares being acquired and the amount of his income tax withholding obligation incident to such exercise. Pursuant to the terms of the applicable stock option plan, the shares delivered to IFC for such purposes were valued at the then current fair market price of the Common Stock of $24.475.

Item 5. Interests in Securities of the Issuer

         Item 5 of the Statement is hereby amended and restated in its entirety as follows:

         (a) WIM may be deemed to own beneficially an aggregate of 11,054,959 shares of Common Stock, which shares represent approximately 38.0% of the outstanding shares of Common Stock. Of such shares, (i) 5,176,038 shares of Common Stock are held by WIM as Executor of the Estate, (ii) 5,160,592 shares of Common Stock are held by WIM as Trustee of the IFC Trust, (iii) 103,867 shares of Common Stock are held by WIM individually, (iv) 577,025 shares of Common Stock represent the shares of Common Stock underlying employee stock options, or portions thereof, granted to WIM that are exercisable within 60 days, (v) 22,812 shares of Common Stock are held by WIM as custodian on behalf of his children and (vi) 14,625 shares are held by WIM's spouse, Lynne M. Maguire, as Trustee of the 1998 William I. Miller Annual Exclusion Trust (the "Exclusion Trust"). In addition, WIM individually holds irrevocable proxies to vote 5,160,544 shares of the 5,176,038 shares of Common Stock held as Executor of the Estate and all of the shares held as Trustee of the IFC Trust and has options to acquire such 10,321,136 shares, subject to certain conditions. WIM expressly disclaims beneficially ownership of the shares of Common Stock held as custodian on behalf of his children and the shares of Common Stock held on behalf of the Exclusion Trust. WIM also expressly disclaims beneficial ownership of the 15,494 shares of Common Stock held as Executor of the Estate with respect to which WIM does not hold a proxy or have an option to acquire, except to the extent of any potential inheritance rights with respect to such shares.

         (b) WIM may be deemed to have sole voting and dispositive power with respect to all of the shares described in paragraph (a) of this Item 5.

         (c) Except as discussed in Item 4, WIM, neither individually, as Executor of the Estate or as Trustee of the IFC Trust, has effected any transactions in shares of the Common Stock in the past sixty days.

         (d) Not Applicable.

         (e) Not Applicable.


Item 7. Material to Be Filed as Exhibits

         Item 7 of the Statement is hereby supplemented by the following:

Exhibit 5     Joint Filing Agreement dated February 11, 2005.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 11, 2005                    /s/ WILLIAM I. MILLER
                                           ---------------------
                                           William I. Miller


Date: February 11, 2005                    /s/ WILLIAM I. MILLER
                                           ----------------------
                                           William I. Miller, as Executor of the
                                           Estate of J. Irwin Miller, deceased


Date: February 11, 2005                    /s/ WILLIAM I. MILLER
                                           ----------------------
                                           William I. Miller, as Trustee of the
                                           Irwin Financial Trust